UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

MORGAN CREEK ENERGY CORP.

________________________________________________________________________________
(Name of Issuer)

COMMON STOCK

________________________________________________________________________________
(Title of Class of Securities)

61732R 10 7

______________________________________
(CUSIP Number)

GENEVA ENERGY CORP. and MARCUS M. JOHNSON
Address: both of 2020 Prospect Way, Bellingham, WA 98229; Telephone: (360) 736-4646

PHOENIX ASSET CORP.
Address: No. 1 Caribbean, P.O. Box 97, Leeward Highway,
Providenciales, Turks & Caicos Islands; Telephone: (649) 946-4344

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2006.

________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61732R 10 7

1.        Names of Reporting Persons          GENEVA ENERGY CORP.
           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)        ☐
(b)        ☐
             Not applicable.

3.        SEC Use Only:

4.        Source of Funds (See Instruction):     Not Applicable (disposition of shares).

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
           Not applicable.

6.        Citizenship or Place of Organization:          Nevada, United States.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 None.

8.        Shared Voting Power:            None.

9.        Sole Dispositive Power:         None.

10.      Shared Dispositive Power:     None.

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:     None.(1)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
           Not applicable.

13.      Percent of Class Represented by Amount in Row (11):       0%.(1)(2)

14.      Type of Reporting Person (See Instructions):  CO.

Notes:

(1)     On December 15, 2006, Geneva Energy Corp. ("Geneva Energy") cancelled and returned to the treasury of the Issuer 12,000,000 shares of the Issuer's common stock. On the same date, Geneva Energy transferred an additional 12,000,000 shares of the Issuer's common stock to twelve (12) separate shareholders in a series of private transactions. Phoenix Asset Corp. is the sole shareholder of Geneva Energy. Marcus Johnson is the sole officer and director of Geneva Energy.

CUSIP No. 61732R 10 7

(2)     Based on 29,814,905 shares of common stock issued and outstanding as of December 15, 2006.

CUSIP No. 61732R 10 7

1.        Names of Reporting Persons          MARCUS M. JOHNSON.
           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)        ☐
(b)        ☐
             Not applicable.

3.        SEC Use Only:

4.        Source of Funds (See Instruction):     PF.

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
           Not applicable.

6.        Citizenship or Place of Organization:  United States.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                 3,518,100 shares.(1)(2)

8.        Shared Voting Power:            None.

9.        Sole Dispositive Power:         3,518,100 shares.(1)(2)

10.      Shared Dispositive Power:     None.

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:     3,518,100 shares.(1)(2)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
           Not applicable.

13.      Percent of Class Represented by Amount in Row (11):        11.8%.(2)(3)

14.      Type of Reporting Person (See Instructions):  IN.

Notes:

(1)     As of December 15, 2006, Mr. Johnson was the holder of record of 3,018,100 shares of the Issuer's common stock and options to purchase 500,000 shares of the Issuer's common stock.

(2)     The filing of this statement by Mr. Johnson shall not be construed as an admission that Mr. Johnson is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

CUSIP No. 61732R 10 7

(3)     Based on 29,814,905 shares of common stock issued and outstanding as of December 15, 2006.

CUSIP No. 61732R 10 7

1.        Names of Reporting Persons          PHOENIX ASSET CORP.
           I.R.S. Identification Nos. of above persons (entities only).

2.        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)        ☐
(b)        ☐
Not applicable.

3.        SEC Use Only:

4.        Source of Funds (See Instruction):     WC.

5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
           Not applicable.

6.        Citizenship or Place of Organization:         Belize.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.        Sole Voting Power:                1,400,000 shares.(1)(2)

8.        Shared Voting Power:            None

9.        Sole Dispositive Power:         1,400,000 shares.(1)(2)

10.      Shared Dispositive Power:     None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:     1,400,000 shares.(1)(2)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
           Not applicable.

13.      Percent of Class Represented by Amount in Row (11):       4.7%.(2)(3)

14.      Type of Reporting Person (See Instructions):  CO.

Notes:

(1)     As of December 15, 2006, Phoenix Asset Corp. ("Phoenix") was the holder of record of 1,400,000 shares of the Issuer's common stock.

CUSIP No. 61732R 10 7

(2)     The filing of this statement by Phoenix shall not be construed as an admission that Phoenix is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(3)      Based on 29,814,905 shares of common stock issued and outstanding as of December 15, 2006.

CUSIP No. 61732R 10 7

This statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on February 22, 2006 (as amended by Amendment No. 1 thereto filed on February 27, 2006 and Amendment No. 2 thereto filed on September 26, 2006) pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Geneva Energy Corp. ("Geneva Energy"), Marcus M. Johnson ("Mr. Johnson"), and Phoenix Asset Corp. ("Phoenix") are sometimes referred to herein as the "Reporting Persons".

ITEM 1.          SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Morgan Creek Energy Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 10120 S. Eastern Avenue, Suite 200, Henderson, Nevada 89052.

ITEM 2.          IDENTITY AND BACKGROUND.

A.        Names of Persons filing this Statement:

This statement is filed by Geneva Energy Corp., Marcus M. Johnson and Phoenix Asset Corp.

B.        Residence or Business Address:

Geneva Energy Corp.
2020 Prospect Way
Bellingham, WA 98229

Marcus M. Johnson
c/o Geneva Energy Corp.
2020 Prospect Way
Bellingham, WA 98229

Phoenix Asset Corp.
No. 1 Caribbean, P.O. Box 97
Leeward Highway
Providenciales, Turks & Caicos Islands

C.        Present Principal Occupation and Employment:

Geneva Energy is a corporation organized under the laws of Nevada, USA, and is principally involved in the business of oil and gas property acquisition and development.

Mr. Johnson provides management consulting services in both the private and public sectors. Mr. Johnson is the sole officer and director of Geneva Energy. On August 21, 2006, Mr. Johnson became a Director of the Issuer.

Phoenix is a corporation organized under the laws of Belize and is principally involved in the business of corporate development and management. Phoenix is the sole shareholder of Geneva Energy.

CUSIP No. 61732R 10 7

D.        Criminal Proceedings:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.        Civil Proceedings:

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.        Citizenship:

Geneva Energy is a corporation organized under the laws of Nevada, USA. Mr. Johnson is a United States citizen. Phoenix is a corporation organized under the laws of Belize.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As previously disclosed in the Schedule 13D filed on February 22, 2006 and the Amendment Nos. 1 and 2 thereto filed on February 27 and September 26, 2006, respectively, at the time of execution of a subscription agreement between the Issuer and Geneva Energy, an aggregate of 6,000,000 shares of the Issuer's common stock were issued to Geneva Energy for cash consideration. Since that time the Issuer's shares have undergone two 2-for-1 stock splits, bringing the total amount of shares held by Geneva Energy to 12,000,000 and then to 24,000,000. These stock splits did not change Geneva Energy's percentage ownership of the Issuer's shares.

As previously disclosed in the Schedule 13D Amendment No. 2 filed on September 26, 2006, Mr. Johnson purchased 18,100 shares (after taking into account the Issuer's stock splits) of the Issuer's common stock in five separate market purchases between May 17, 2006 and May 24, 2006 for total cash consideration of $17,445 from his personal funds.

On December 15, 2006, Geneva Energy cancelled and returned to treasury of the Issuer 12,000,000 shares of the Issuer's common stock. On the same date, Geneva Energy transferred an additional 12,000,000 shares of the Issuer's common stock to twelve (12) separate shareholders in a series of private transactions, including (i) 3,000,000 shares of the Issuer's common stock to Mr. Johnson at par (that is, for total consideration of $3,000 from Mr. Johnson's personal funds) and (ii) 1,400,000 shares of the Issuer's common stock to Phoenix at par (that is, for total consideration of $1,400 from Phoenix's working capital). In addition, on December 15, 2006, the Issuer granted to Mr. Johnson options to purchase 500,000 shares of the Issuer's common stock at a purchase price of $1.10 per share for a period of ten years (that is, until December 15, 2016), in accordance with the Issuer's Stock Option Plan.

CUSIP No. 61732R 10 7

ITEM 4.          PURPOSE OF TRANSACTION.

The acquisition of the shares of the Issuer's common stock by Mr. Johnson as described in Item 3 (the purchase of 3,000,000 shares and the receipt of options to purchase an additional 500,000 shares) was undertaken for investment purposes. The acquisition of the shares of the Issuer's common stock by Phoenix as described in Item 3 (the purchase of 1,400,000 shares) was undertaken for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, none of the Reporting Persons has any current plans or proposals that relate to or would result in:

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    any action similar to any of those enumerated above.

CUSIP No. 61732R 10 7

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Persons shall not be construed as an admission that any of them are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.
(a)

Geneva Energy: As of December 15, 2006, Geneva Energy was the beneficial owner of zero (0) shares of the Issuer's common stock.

Mr. Johnson: As of December 15, 2006, Mr. Johnson was the beneficial owner of 3,518,100 shares (or approximately 11.8%) of the Issuer's common stock, by virtue of the fact that (i) he is the holder of record of 3,018,100 shares of the Issuer's common stock and (ii) he has options to purchase 500,000 shares of the Issuer's common stock.

Phoenix: As of December 15, 2006, Phoenix was the beneficial owner of 1,400,000 shares (or approximately 4.7%) of the Issuer's common stock, by virtue of the fact that Phoenix is the holder of record of these shares.

(b)

Geneva Energy: As of December 15, 2006, Geneva Energy had the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, zero (0) shares of the Issuer's common stock.

Mr. Johnson: As of December 15, 2006, Mr. Johnson had the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, 3,518,100 shares (or approximately 11.8%) of the Issuer's common stock, by virtue of the fact that (i) he is the holder of record of 3,018,100 shares of the Issuer's common stock and (ii) he has options to purchase 500,000 shares of the Issuer's common stock.

Phoenix: As of December 15, 2006, Phoenix had the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, 1,400,000 shares (or approximately 4.7%) of the Issuer's common stock, by virtue of the fact that Phoenix is the holder of record of these shares.

(c)

As of December 15, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

(d)

As of December 15, 2006, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)	Each of Geneva Energy and Phoenix ceased to be a beneficial owner of more than 5% of the Issuer's common stock as of December 15, 2006.

CUSIP No. 61732R 10 7

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.
Exhibit	Description of Exhibit
A	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2007.

GENEVA ENERGY CORP.

Per:  /s/ Marcus M. Johnson
         Marcus M. Johnson, Director

/s/ Marcus M. Johnson
MARCUS M. JOHNSON

PHOENIX ASSET CORP.

Per:  /s/ T. Barry Dempsey
T. Barry Dempsey, signatory for Fitzroy Holdings, Ltd, sole Director of Phoenix Asset Corp.

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

MORGAN CREEK ENERGY CORP.

________________________________________________________________________________
(Name of Issuer)

COMMON STOCK

________________________________________________________________________________
(Title of Class of Securities)

61732R 10 7

______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D/A, Amendment No. 3, dated January 3, 2007, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.
Dated: January 3, 2007.

GENEVA ENERGY CORP.

Per:  /s/ Marcus M. Johnson
         Marcus M. Johnson, Director

/s/ Marcus M. Johnson
MARCUS M. JOHNSON

PHOENIX ASSET CORP.

Per:  /s/ T. Barry Dempsey
T. Barry Dempsey, signatory for Fitzroy Holdings, Ltd, sole Director of Phoenix Asset Corp.